Wolters Kluwer
Legal, Tax & Regulatory Europe

File No. 82-2683

06016404

PRESS RELEASE

Contact:	Yvette van Braam Morris, Communications Manager Wolters Kluwer Legal, Tax & Regulatory Europe + 31 (0)20 6070 338 ybraammorris@wolterskluwer.com	Oya Yavuz Vice President, Investor Relations Wolters Kluwer nv + 31 (0)20 6070 407 ir@wolterskluwer.com

SUPPL

Wolters Kluwer Legal, Tax & Regulatory Europe appoints new CEO Wolters Kluwer Belgium

Amsterdam (August 28, 2006) - Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, and leading provider of information for legal, tax & regulatory professionals, announced today the appointment of Henri Van Engelen as CEO Wolters Kluwer Belgium, starting in September, 2006. Mr. Van Engelen succeeds Raimundo Diaz. Mr. Diaz held this position interim and will now resume his responsibilities as CEO of Wolters Kluwer Transport Services.

In his role as CEO in Belgium, Van Engelen (47, Belgian) will continue to drive the Belgian business that aims to provide professionals with information, tools and solutions that help them to make their most critical decisions.
"The demands of our customers for integrated information solutions are growing due to the rapidly changing information business, giving us many opportunities to develop new products and services based upon our strong market understanding build up during many years", says Rolv Eide, CEO Legal, Tax & Regulatory Europe, "Henri has a proven track record in growing profitable business within leading IT multinationals; his experience and knowledge will drive our Belgian business while using the advantages of being part of a multinational company."

Prior to joining Wolters Kluwer, during his 9-year career at Atos Origin, Van Engelen served as Managing Director of Belgium & Luxembourg and as Senior Vice President and member of the Corporate Systems Integration Board. Prior to Atos Origin Van Engelen held several executive positions at IBM for a period of 15 years. Mr. Van Engelen holds a degree in Civil Engineering in Construction at the University of Brussels. Mr. Van Engelen will report directly to Mr. Eide, and will be based in Mechelen (Belgium).

About Wolters Kluwer
Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in 18 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2005) of €1,292 million and employs approximately 7,800 people. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific.
More information www.wolterskluwer.com.

dlw 8/29

PRESS RELEASE

About Kluwer (Belgium)
Kluwer (Belgium) is a market leader offering solution-oriented information services to professionals in legal, tax, financial, public and management. It proposes a wide range of products and services: loose-leafs, books, newsletters, magazines, electronic workflow tools on CD-ROM, on line databases, internet services, training and software. Kluwer is a division of Wolters Kluwer Belgium approximately 850 employees.
More information: www.kluwer.be

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.